Exhibit 99.1

West Texas LPG Pipeline Limited Partnership
Financial Statements
The year ended December 31, 2015,
the period May 14, 2014 through
November 28, 2014, 2014 (unaudited),
and the period from November 29, 2014
through December 31, 2014 (unaudited)

Independent Auditor’s Report

To the Partnership Committee of West Texas LPG Pipeline Limited Partnership:

We have audited the accompanying financial statements of West Texas LPG Pipeline Limited Partnership, which comprise the balance sheet as of December 31, 2015, and the related statements of operations, changes in partners’ capital and cash flows for the year then ended.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Partnership’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of West Texas LPG Pipeline Limited Partnership as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/PricewaterhouseCoopers LLP

Tulsa, Oklahoma
March 30, 2016

West Texas LPG Pipeline Limited Partnership
Balance Sheets
(Dollars in thousands)

	December 31,
	2015	2014
		(unaudited)
Assets
Current assets
Cash and cash equivalents	$5,298	$6,139
Trade accounts receivable	8,870	11,264
Materials and supplies inventories	2,006	2,153
Other current assets	—	1,046
Total current assets	16,174	20,602

Property and equipment	817,948	815,167
Accumulated depreciation	(14,780)	(1,207)
Property, plant and equipment, net	803,168	813,960

Total assets	$819,342	$834,562

Liabilities and Partners' Capital
Current liabilities
Accounts payable	$4,673	$10,107
Taxes payable	2,082	1,891
Other current liabilities	310	—
Total current liabilities	7,065	11,998

Environmental reserve	8,254	8,835
Total liabilities	15,319	20,833

Commitments and contingencies
Partners' capital	804,023	813,729
Total liabilities and partners' capital	$819,342	$834,562

See accompanying notes to the financial statements.

West Texas LPG Pipeline Limited Partnership
Statements of Operations
(Dollars in thousands)

	Successor		Predecessor

	Year Ended December 31, 2015	Period from November 29, 2014 through December 31, 2014	Period from May 14, 2014 through November 28, 2014
		(unaudited)	(unaudited)

Revenue	$100,708	$8,629	$52,692

Costs and expenses
Cost of services (exclusive of items shown separately below)	10,036	823	7,242
Operations and maintenance	28,217	2,291	21,399
Depreciation	13,573	1,207	2,965
Taxes other than income	2,579	179	1,497
Total costs and expenses	54,405	4,500	33,103

Other income (expense), net	(9)	—	—

Net income	$ 46,294	$ 4,129	$19,589

See accompanying notes to the financial statements.

West Texas LPG Pipeline Limited Partnership
Statements of Changes in Partners' Capital
(Dollars in thousands)

	Chevron Pipeline Company	Raven Ridge Pipe Line Company	Martin Midstream Holdings II, LLC	Martin Midstream Holdings, LLC	Total
Predecessor

Balances - May 14, 2014 (unaudited)	$151,228	$1,527	$37,807	$382	$190,944

Net income (unaudited)	15,514	157	3,879	39	19,589
Distributions to partners (unaudited)	(11,088)	(112)	(2,772)	(28)	(14,000)
Balances - November 28, 2014 (unaudited)	$155,654	$1,572	$38,914	$393	$196,533

	ONEOK Permian NGL Pipeline LP, LLC	ONEOK Permian NGL Pipeline GP, LLC	Martin Midstream Holdings II, LLC	Martin Midstream Holdings, LLC	Total
Successor

Balances - November 29, 2014 (unaudited)	$649,123	$6,556	$162,281	$1,640	$819,600

Net income (unaudited)	3,270	33	818	8	4,129
Distributions to partners (unaudited)	(7,920)	(80)	(1,980)	(20)	(10,000)
Balances - December 31, 2014 (unaudited)	644,473	6,509	161,119	1,628	813,729

Net income	36,665	371	9,166	92	46,294
Distributions to partners	(44,352)	(448)	(11,088)	(112)	(56,000)
Balances - December 31, 2015	$636,786	$6,432	$159,197	$1,608	$804,023

See accompanying notes to the financial statements.

West Texas LPG Pipeline Limited Partnership
Statements of Cash Flows
(Dollars in thousands)

	Successor		Predecessor

	Year Ended December 31, 2015	Period from November 29, 2014 through December 31, 2014	Period from Period from May 14, 2014 through November 28, 2014
		(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	$46,294	$4,129	$19,589
Adjustments to reconcile net income and net cash provided by operating activities
Depreciation	13,573	1,207	2,965
Change in assets and liabilities
Accounts receivable	2,394	(1,685)	(4,934)
Materials and supplies inventories	147	—	19
Other current assets	1,046	112	(348)
Accounts payable	(5,845)	(817)	(245)
Taxes other than income	191	34	1,083
Other current liabilities	310	—	—
Environmental reserve	(581)	—	—
Net cash provided by operating activities	57,529	2,980	18,129

Cash flows from investing activities:
Payments for property and equipment	(2,370)	(627)	(3,160)
Net cash used in investing activities	(2,370)	(627)	(3,160)

Cash flows from financing activities:
Distributions to partners	(56,000)	(10,000)	(14,000)
Net cash used in financing activities	(56,000)	(10,000)	(14,000)

Net increase (decrease) in cash and cash equivalents	(841)	(7,647)	969

Cash and cash equivalents at beginning of period	6,139	13,786	12,817

Cash and cash equivalents at end of period	$5,298	$6,139	$13,786

See accompanying notes to the financial statements.

West Texas LPG Pipeline Limited Partnership
Notes to Financial Statements
(Dollars in thousands, except where otherwise indicated)

(1)	Organization and Basis of Presentation

West Texas LPG Pipeline Limited Partnership (the “Partnership” or “WTLPG”) is a Texas limited partnership. The Partnership was formed in 1999 to construct and operate an approximate 2,300 mile common-carrier pipeline system that transports natural gas liquids (NGLs) from New Mexico and Texas to Mont Belvieu, Texas for fractionation. As of December 31, 2015 and 2014, the partners’ capital interests were owned by the following:

Owner	Interest	Interest Type
ONEOK Permian NGL Pipeline GP, L.L.C	0.8%	General Partner
ONEOK Permian NGL Pipeline LP, L.L.C.	79.2%	Limited Partner
Martin Midstream NGL Holdings, LLC	0.2%	General Partner
Martin Midstream NGL Holdings II, LLC	19.8%	Limited Partner
	100%
ONEOK Permian NGL Pipeline GP, L.L.C. and ONEOK Permian NGL Pipeline LP, L.L.C. are wholly owned subsidiaries of ONEOK Partners, L.P. (“ONEOK Partners”). A subsidiary of ONEOK Partners is also the pipeline operator (“Operator”). Martin Midstream NGL Holdings, LLC and Martin Midstream NGL Holdings II, LLC are wholly owned subsidiaries of Martin Midstream Partners, L.P. (“Martin”).
The operating agreement among the partners provides that net income and distributions are to be allocated among the partner interests in proportion to their respective capital interests. Partners’ liabilities are limited to the amount of capital contributed.
The limited partnership agreement of WTLPG provides that distributions to the partners are to be made on a pro rata basis according to each partner’s ownership interest. Cash distributions to the partners are currently declared and paid by WTLPG each calendar quarter. Any changes to, or suspension of, the cash distributions from WTLPG requires the approval of a minimum of 90 percent of the ownership interest and a minimum of two general partners of WTLPG. Cash distributions are equal to 100 percent of distributable cash as defined in the limited partnership agreement of WTLPG.
On May 14, 2014, Martin acquired its 20% interest in the Partnership from a subsidiary of Atlas Pipeline Partners L.P. On November 29, 2014, ONEOK Partners acquired its 80% interest in the Partnership from affiliates of Chevron Pipe Line Company (“Chevron”). As a result of the acquisition by ONEOK Partners, we elected to apply “push-down” accounting which required the Partnership's assets and liabilities to be adjusted to fair value on the acquisition closing date. The Partnership’s assets and liabilities were recorded using a different basis than what was previously recorded which impacts the comparability of the financial statements of Partnership after the acquisition with the financial statements prior to the acquisition. As a result, the fiscal year 2014 is presented as the predecessor period from May 14, 2014 to November 28, 2014, and the successor period from November 29, 2014 through December 31, 2014.

If the acquisition by ONEOK Partners had occurred as of May 14, 2014, depreciation expense would have increased by $4,369 for the May 14, 2014 through November 28, 2014 period presented. No other adjustments would be needed in order for all periods presented to be comparable.

The Partnership determined the fair values of its assets and liabilities. The fair values of the Partnership's current assets and current liabilities were assumed to approximate their carrying values. The fair values of the Partnership's long-lived tangible assets were determined utilizing observable market inputs where available, discounted future projected net cash flows to present value, or estimated replacement cost adjusted for a usage or obsolescence factor. The fair values of the Partnership's long-term liabilities were determined utilizing observable market inputs where available, discounted future projected net cash flows to present value, or estimated based on their current carrying values. The Partnership used the most applicable valuation approach for each asset category based upon availability of comparative market information as well as the nature of the asset.

West Texas LPG Pipeline Limited Partnership
Notes to Financial Statements
(Dollars in thousands, except where otherwise indicated)

The following table summarizes the allocation of the fair value of the partners’ capital balances to the assets and liabilities of the Partnership as of the acquisition date:

November 29, 2014
(unaudited)

Cash	$13,786
Accounts receivable	9,579
Other current assets	3,311
Property and equipment	814,540
Total assets	841,216

Accounts payable	10,924
Other current liabilities	1,857
Environmental reserve	8,835
Total liabilities	21,616

Net assets	$819,600

(2)	Significant Accounting Policies

(a)    Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States.  Actual results could differ from those estimates.

(b)    Revenue Recognition

The Partnership’s revenue is derived from fees collected for transporting NGLs. Transportation fees charged to shippers are based on either tariffs regulated by governmental agencies, including the Federal Energy Regulatory Commission ("FERC") and the Railroad Commission of Texas (“RRC”), or contractual arrangements.  Our tariffs specify the maximum rates we may charge our customers and the general terms and conditions for NGL transportation service on our pipelines. Revenue is recognized when transportation services are provided.

(c)    Cash and Cash Equivalents

The Partnership considers all highly liquid cash investments with maturities of three months or less at the time of purchase to be cash equivalents.

(d)    Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation.  Our property and equipment are depreciated using the straight-line method over their estimated useful lives. We periodically conduct depreciation studies to assess the economic lives of our assets.  These depreciation studies are completed as a part of our rate proceedings, and the changes in economic lives, if applicable, are implemented prospectively.
Property and equipment on our Balance Sheets includes construction work in process for capital projects that have not yet been placed in service and therefore are not being depreciated. Assets are transferred out of construction work in process when they are substantially complete and ready for their intended use.
The cost of regulated property retired or sold, plus removal costs, less salvage, is charged to accumulated depreciation.  Maintenance and repairs are charged directly to expense.

West Texas LPG Pipeline Limited Partnership
Notes to Financial Statements
(Dollars in thousands, except where otherwise indicated)

Property and equipment consists of the following:

		As of December 31,
	Useful Life	2015	2014
			(Unaudited)

Gathering lines and related equipment	20-88	$806,725	$806,725
General plant and other	71-80	7,815	7,815
Construction work in process		3,408	627
Property and equipment		817,948	815,167
Accumulated depreciation		(14,780)	(1,207)
Property and equipment, net		$803,168	$813,960

Additions to property and equipment included in accounts payable at December 31, 2015 and 2014 were $411 and $0 (unaudited), respectively.

(e)    Impairment of Long-Lived Assets

In accordance with ASC 360-10, long-lived assets, such as property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.  Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell and would no longer be depreciated.  The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. We determined that there were no asset impairments in 2015 or 2014.

(f)    Asset Retirement Obligations

Asset retirement obligations represent legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset.  We are not able to estimate reasonably the fair value of the asset retirement obligations for our assets because the settlement dates are indeterminable given the expected continued use of the assets with proper maintenance. We expect the pipeline assets, for which we are unable to estimate reasonably the fair value of the asset retirement obligation, will continue in operation as long as supply and demand for NGLs exists. Based on the widespread use of NGLs by the petrochemical industry, we expect supply and demand to exist for the foreseeable future.

(g)    Fair Value Measurements and Financial Instruments

We use a valuation framework based upon inputs that market participants use in pricing certain assets and liabilities. These inputs are classified into two categories: observable inputs and unobservable inputs. Observable inputs represent market data obtained from independent sources. Unobservable inputs represent our own market assumptions. Unobservable inputs are used only if observable inputs are unavailable or not reasonably available without undue cost and effort. The two types of inputs are further prioritized into the following hierarchy:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that reflect the entity's own assumptions and are not corroborated by market data.

West Texas LPG Pipeline Limited Partnership
Notes to Financial Statements
(Dollars in thousands, except where otherwise indicated)

We classify the fair value of an asset or liability based on the lowest level of input significant to its measurement. A fair value initially reported as Level 3 will be subsequently reported as Level 2 if the unobservable inputs become inconsequential to its measurement, or corroborating market data becomes available. Asset and liability fair values initially reported as Level 2 will be subsequently reported as Level 3 if corroborating market data becomes unavailable.

Our financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable. The carrying amounts of financial instruments approximate fair value due to their short maturities. Our cash and cash equivalents are comprised of bank and money market accounts and are classified as Level 1.
(h)    Operating and Maintenance Expenses

Operating and maintenance expenses are incurred by the Operator and charged to us for the cost of personnel that operate the pipeline and other operating costs.  Where costs are incurred specifically on our behalf, the costs are billed directly to us by the Operator. In other situations, the costs may be allocated to us through a variety of methods, depending upon the nature of the expense and activities. Under our operating agreement, we are required to reimburse the Operator for such operating expenses.

(i)    Environmental Reserves

Our policy is to accrue for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable.  We routinely conduct reviews of potential environmental issues and claims that could impact our assets or operations. These reviews assist us in identifying environmental issues and estimating the costs and timing of remediation efforts. In making environmental liability estimations, we consider the material effect of environmental compliance, pending legal actions against us and potential third-party liability claims. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change.  These revisions are reflected in our income in the period in which they are probable and can be reasonably estimated. Estimated future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

(j)    Accounts Receivable and Allowance for Doubtful Accounts.

Trade accounts receivable are recorded at the invoiced amount and do not bear interest.  We assess collectability at the inception of an arrangement based upon credit ratings and prior collections history. In general, we conduct business with customers with whom we have a long collection history. As a result, we have not experienced significant credit losses nor has our revenue recognition been impacted due to assessments of collectability. We have not recorded an allowance for doubtful accounts as of December 31, 2015 or 2014 as all accounts receivable were determined to be collectible

(k)    Concentration of Credit Risk

Substantially all of our accounts receivable at December 31, 2015 and 2014 results from transportation fees earned from unaffiliated companies in the oil and gas industry. This concentration of customers may impact our overall credit risk, either positively or negatively, in that these entities may be similarly affected by industry-wide changes in economic or other conditions. Such receivables are generally not collateralized. However, we perform credit evaluations on all our customers to minimize exposure to credit risk. During the year ended December 31, 2015, and for the period from May 14, 2014 through December 31, 2014 (unaudited), credit losses were not significant.

As of December 31, 2015, accounts receivable includes receivables from two customers representing 27.4%, and 12.4% of total accounts receivable. As of December 31, 2014, accounts receivable includes receivables from three customers representing 24.8% (unaudited), 22.6% (unaudited) and 10.1% (unaudited) of total accounts receivable.

For the year ended December 31, 2015, revenue includes transportation fees received from two customers representing 32.0% and 12.7% of total revenue. For the period from May 14, 2014 through November 28, 2014, revenue includes transportation fees received from three customers representing 29.2% (unaudited), 13.0% (unaudited) and 13.0% (unaudited) of total revenue. For the period November 29, 2014 through December 31, 2014, revenue includes transportation fees received from two customers representing 31.3% (unaudited) and 14.0% (unaudited) of total revenue.

West Texas LPG Pipeline Limited Partnership
Notes to Financial Statements
(Dollars in thousands, except where otherwise indicated)

(l)    Income Taxes

Due to the Partnership’s limited partnership status, the income tax consequences of the Partnership pass through to the individual partners. Accordingly, no provision has been made for federal or state income taxes.

(m) Materials and Supplies Inventory

The cost of materials, supplies and other inventories is principally determined using the average-cost method.

(n)    Subsequent Events

We have evaluated subsequent events through March 30, 2016, the date our financial statements were available, and we believe all required subsequent events disclosures have been made

(o)    Recent Accounting Pronouncements

In May 2014, the FASB issued 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue which it expects to be entitled for the transfer of promised goods and services to customers. The ASU will replace most existing revenue recognition guidance in U.S. generally accepted accounting principles (GAAP) when it becomes effective. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, that deferred the effective of ASU 2014-09 by one year. This update is now effective for interim and annual periods that begin after December 31, 2018. The standard permits the use of either the retrospective or cumulative effect transition method. We are evaluating the effect that ASU 2014-09 will have on our financial statements and related disclosures. We have not yet selected a transition method nor have we determined the effect of the standard on our ongoing financial reporting.

(3)	Related Party Transactions

We provide transportation services to affiliates of our partners. Affiliate services are recorded on the same basis as services to unaffiliated customers.

We do not have any employees; therefore, the Operator’s employees support, and maintain our assets as provided by the terms of the operating agreement. We reimburse the Operator for direct costs of all compensation, benefits expenses, employer taxes and other employer expenses for these employees. We also reimburse the Operators for direct third party costs incurred on our behalf such as costs for materials, supplies, and other charges. Pursuant to the operating agreement, we pay a management fee, which is reflected in operations and maintenance expenses in our Statements of Operations, to the Operator for administrative costs associated with operating our pipelines.

We also lease an approximate 300 mile pipeline, the Mesquite Pipeline, from affiliates of ONEOK Partners (previously affiliates of Chevron).

West Texas LPG Pipeline Limited Partnership
Notes to Financial Statements
(Dollars in thousands, except where otherwise indicated)

The following table sets forth the transactions with related parties for the periods indicated:

	Successor		Predecessor

	Year ended December 31, 2015	Period from November 29, 2014 to December 31, 2014	Period from May 14, 2014 to November 28, 2014
		(unaudited)	(unaudited)

Revenues	$6,400	$374	$5,192

Expenses:
Operating costs	$11,687	$758	$4,657
Administrative costs	5,454	433	2,651
Total Expenses	$17,141	$1,191	$7,308

As of December 31, 2015 and 2014, we had accounts payable to the Operator of $4,417 and $2,445, respectively, related to management fees and reimbursements of expenses. As of December 31, 2015 and 2014, we had accounts receivable from affiliates of ONEOK Partners of $715 and $351, respectively, related to amounts due for transportation services provided.

(4)	Operating Leases

We have numerous non-cancelable operating leases primarily for the Mesquite Pipeline and other equipment. The leases generally provide that all expenses related to the equipment are to be paid by the lessee. We expect to renew or enter into similar leasing arrangements for similar equipment upon the expiration of the current lease agreements.

Our future minimum lease obligations as of December 31, 2015 consist of the following:

2016	$2,550
2017	2,532
2018	2,539
2019	2,525
2020	2,115
Thereafter	881
Total	$13,142

Lease expense for operating leases for the year ended December 31, 2015, and the period from May 14, 2014 through November 28, 2014 and November 29, 2014 through December 31, 2014, was $2,828, $1,423 (unaudited) and $241 (unaudited), respectively.

(5)	Commitments and Contingencies

2015 Rate Complaints - Certain shippers filed complaints with the RRC challenging the increased rates WTLPG implemented effective July 1, 2015.  Complaints request that the rate increase be suspended until the RRC has determined appropriate new rates.  On March 8, 2016, the RRC issued an order directing that WTLPG’s rates “in effect prior to July 1, 2015, are the lawful rates for the duration of this docket unless changed by Commission order.”  The RRC indicated that WTLPG’s rates should be reviewed on a market basis, without consideration of cost of service, if market information is available.  A date for the hearing has not yet been set.

West Texas LPG Pipeline Limited Partnership
Notes to Financial Statements
(Dollars in thousands, except where otherwise indicated)

Occidental Energy Marketing, Inc. v. WTLPG - On December 19, 2014, Occidental Energy Marketing, Inc. (“Oxy”) filed a lawsuit against WTLPG in state court in Houston, Texas asserting breach of contract and related claims arising from allegations that during a period from 2010 through 2014, WTLPG failed to redeliver approximately 11.7 million gallons of product received by WTLPG from Oxy. Oxy asserts approximately $11 million in damages.  In September 2015, Oxy filed a motion for partial summary judgment seeking a determination that the WTLPG tariffs require redelivery of volumes equal to the volumes received by the pipeline. In January 2016, WTLPG filed a motion seeking permission to designate another shipper as a responsible third party.  The designation, if permitted by the Court, does not make the shipper a defendant in the lawsuit but allows WTLPG to present evidence at trial that the shipper is responsible for any damages allegedly suffered by Oxy. Oxy’s motion for partial summary judgment is set for hearing on March 28, 2016. A jury trial is scheduled for November 21, 2016.

Toyce Atkinson v. WTLPG - On November 12, 2015, an action was brought against Chevron, the former operator of WTLPG, by 55 individual plaintiffs asserting personal injuries and property damages allegedly arising from the Milford, Texas pipeline incident that occurred on November 14, 2013.  The plaintiffs are seeking monetary relief in the amount of approximately $200 to $1,000, exclusive of costs, prejudgment interest, and attorneys’ fees. On January 21, 2016, the plaintiffs filed an amended petition naming WTLPG as the defendant.

Navarro County, TX Landowner Claims Against West Texas LPG Pipeline Limited Partnership - On December 23, 2015, ONEOK Permian NGL Operating Company, L.L.C. as Operator received a letter on behalf of five landowners in Navarro County, TX.  The letter, which was also addressed to another pipeline operator, claims that the copper piping in the landowners’ homes was damaged by anodic corrosion caused by rectifiers owned and operated by WTLPG and the other pipeline operator, respectively.  The landowners have submitted damage claims that currently exceed $50.  These claims are being investigated.

Because of the uncertainty surrounding the 2015 Rate Complaints, Oxy litigation, Toyce Atkinson litigation, and the Navarro County, TX Landowner Claims, we cannot reasonably estimate a range of potential exposures at this time. However, it is reasonably possible that the ultimate resolution of each of these matters could result in future charges that may be material to our results of operations.

Other Legal Proceedings - From time to time, we are involved in legal or administrative proceedings or claims, which arise in the ordinary course of business. While such matters always contain an element of uncertainty, we believe that matters of which we are aware will not individually or in the aggregate have a material adverse effect on our financial position, results of operations or cash flows.